Exhibit 99.1

THE GROWHUB LIMITED Announces Pricing of $15 Million Initial Public Offering

SINGAPORE, August 27, 2025 – THE GROWHUB LIMITED (“GrowHub” or the “Company”), a Singapore-based company leveraging blockchain technology to enhance product traceability and authenticity, announced the pricing of its firm commitment initial public offering of an aggregate 3,750,000 Class A Ordinary Shares (the “Offering”) on August 27, 2025. The Offering is priced at $4.00 per share (the “Offering Price”).

The Company has granted the underwriter a 45-day option to purchase an additional 562,500 Class A Ordinary Shares at the Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering (excluding Class A Ordinary Shares subject to this option) (the “Over-allotment”).

Assuming that the Over-allotment is exercised, the Company is expected to receive gross proceeds of $17.25 million, before deducting underwriting discounts and commissions and estimated offering expenses.

The Class A Ordinary Shares is expected to begin trading on the NASDAQ Stock Market LLC under the ticker symbol “TGHL” on August 28, 2025. The Offering is expected to close on or about August 29, 2025, subject to the satisfaction of customary closing conditions.

Alexander Capital, L.P. (“Alexander Capital”), a full-service broker/dealer, acted as the lead book-running manager for the Offering. Loeb & Loeb LLP is acting as U.S. legal counsel to the Company and Akerman LLP is acting as U.S. legal counsel to Alexander Capital for the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-286923), as amended, previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on August 25, 2025. The Offering is being made only by means of a prospectus, forming part of the registration statement, which will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. Copies of the final prospectus related to the Offering may be obtained, when available, from Alexander Capital L.P., 10 Drs James Parker Blvd, Ste 202, Red Bank, New Jersey 07701, by phone at 212-687-5650 or by email at info@alexandercapitallp.com. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About THE GROWHUB LIMITED

The GrowHub Limited is a Singapore-based company specializing in enhancing product traceability and authenticity within supply chains through its proprietary blockchain technology platform. GrowHub offers solutions such as blockchain traceability, anti-counterfeit measures, and carbon management to promote transparency and sustainability. GrowHub’s business comprises three main divisions: the GrowHub Platform, a revolutionary traceability blockchain technology solution, product trading facilitation offering, and IT professional services. For more information, visit https://thegrowhub.co/.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and THE GROWHUB LIMITED specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

THE GROWHUB LIMITED Contact:

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

+65 6993 9430

Email: media@thegrowhub.co

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TGHL@gateway-grp.com

Underwriter Inquiries:

Alexander Capital L.P.

Jonathan Gazdak, Managing Director

10 Drs James Parker Boulevard #202,

Red Bank, NJ 07701

+1 (212) 687-5650

Email: info@alexandercapitallp.com